UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) MAY 15, 2003



FLIGHT SAFETY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Nevada	**000-33305**	**95-4863690**
(State of Incorporation)	**(Commission File No.)**	**(I.R.S. Employer ID No.)**

28 Cottrell Street, Mystic, Connecticut 06355
(Address of principal executive offices and Zip Code)

(860) 245-0191
(Registrant's telephone number, including area code)

Item 9. REGULATION FD DISCLOSURE

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995:

Except for the historical information presented in this document, the matters discussed in this Form 8-K, or otherwise incorporated by reference into this document, contain "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements are identified by the use of forward-looking terminology such as "believes", "plans", "intend", "scheduled", "potential", "continue", "estimates", "hopes", "goal", "objective", expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, apply to forward-looking statements made by the Registrant. The reader is cautioned that no statements contained in this Form 8-K should be construed as a guarantee or assurance of future performance or results.   These forward-looking statements involve risks and uncertainties, including those identified within this Form 8-K. The actual results that the Registrant achieves may differ materially from any forward-looking statements due to such risks and uncertainties. These forward-looking statements are based on current expectations, and the Registrant assumes no obligation to update this information. Readers are urged to carefully review and consider the various disclosures made by the Registrant in this Form 8-K and in the Registrant's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect the Registrant's business.

Note: Information in this report furnished pursuant to Item 9 shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in this current report shall not be incorporated by reference into any registration statement pursuant to the Securities Act of 1933, as amended. The furnishing of the information in this current report is not intended to, and does not, constitute a representation that such furnishing is required by Regulation FD or that the information this current report contains is material investor information that is not otherwise publicly available.

On May 15, 2003, the Registrant issued a news release announcing that the U.S. House of Representatives markup of the Flight 100 Aviation Reauthorization Act of 2003 included the authorization of funds for the Federal Aviation Administration's Wake Vortex Advisory System, for which Flight Safety Technologies' Socrates technology is being developed as a sensor. This news release, dated May 15, 2003, is attached as Exhibit 99 to this Form 8-K and is incorporated herein by reference.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FLIGHT SAFETY TECHNOLOGIES, INC.

Date: May 15, 2003

/s/ David D. Cryer
David D. Cryer
Chief Financial Officer

EXHIBIT INDEX

Exhibit
  No.   Description

  99   Press Release dated May 15, 2003